Exhibit 99.3
October 23, 2008
Corgi International Limited Announces Receipt of Letter from Nasdaq Regarding Noncompliance with the minimum Stockholder’s Equity Requirement
HONG KONG—(BUSINESS WIRE)—Corgi International Limited (Nasdaq GM:CRGI) today announced that it received notice on October 20, 2008 from the staff of The Nasdaq Stock Market, LLC (Staff) indicating that based on the Form 20-F for the period ended March 31, 2008, Staff determined that the Company’s stockholders’ equity was $(8,289,789). Accordingly, the Company does not comply with the minimum $10,000,000 stockholders’ equity requirement for continued listing on The Nasdaq Global Market set forth in Marketplace Rule 4450(a)(3). Given the Company’s failure to satisfy the minimum stockholders’ equity standard, Staff is reviewing the Company’s eligibility for continued listing on The Nasdaq Global Market.
To facilitate this review, the Company will provide Nasdaq on or before November 4, 2008, a specific plan to achieve and sustain compliance with all Nasdaq Global Market listing requirements, including the minimum stockholders’ equity standard. The Company will also indicate the Company’s time frame to complete its plan.
About Corgi International
Corgi International Limited is a global Pop Culture company, which develops and markets innovative and high-quality licensed and non-licensed toys, gifts and collectables distributed via direct, specialty, hobby, collector and mass retail channels worldwide. Marketed under the brand names Master Replicas, PopCo and H2go, the Company’s line of products range from premium entertainment prop replicas and limited edition memorabilia to traditional toys and gift merchandise.
The Company holds varying licenses for many of entertainment’s highest grossing franchises including Disney Classics, Harry Potter, James Bond, Star Trek, Nintendo, Halo and The Beatles, amongst others. Corgi International Limited also has partnerships with cutting edge technology innovators around the world.
The Company is headquartered in Hong Kong, with operations in Walnut Creek, California, USA and in Watford and Leicester, UK.
“Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995: Certain statements contained in this press release may be forward-looking. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, without limitation, changes in market demand for Corgi International products, changes in economic conditions, dependence on certain customers and licensing partners, and other risks described in the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2008. The Company undertakes no obligation to update these forward-looking statements to reflect subsequent events or circumstances.